February 17, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Terence O’Brien, Branch Chief Office of Manufacturing and Construction

Washington, D.C. 20549

Re:	Versar, Inc. (the “Company”)
File No. 1-09309

Dear Mr. O’Brien:

We have reviewed your letter dated February 8, 2016 regarding our Form 10-K for the fiscal year ended June 26, 2015 filed September 19, 2015. We appreciate your comment and below address the points raised in your letter. As noted below, we will make the changes discussed in future filings, commencing with our Form 10-Q for the fiscal period ended January 1, 2016.

We acknowledge that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. We also acknowledge that Staff comments or changes in response to Staff comments to the disclosure in the documents filed pursuant to the Securities Exchange Act of 1934 and reviewed by the Staff do not foreclose the Commission from taking any action with respect to any filing. We also acknowledge that Staff comments may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMMENT:

Form 10-K for Fiscal Year Ended June 26, 2015

General

1.	We note that the Dover Air Force Base project appeared to have a material impact on revenue in your Engineering and Construction Management segment in 2015. In future filings, where this or other specific projects have a material impact on the operations of a segment, please elaborate, in MD&A or the Business section, on the nature and duration of these projects.

RESPONSE:

In future filings we will provide additional detail regarding contracts or other projects, including the Dover Air Force Base project, that will have a material impact on the operations of one of our segments, including the nature and duration of these projects. This information will be provided in MD&A or the Business section, as appropriate in the context. In our Form 10-Q for the quarter ended January 1, 2016, we have included the following information regarding the Dover Air Force Base project on page 18:

6850 Versar Center Springfield, VA 22151 P: 703.750.3000 www.versar.com

Title I Design Services entail a broad-range of expertise including master planning, land use planning, space utilization studies, requirements definition and scoping, programming, cost estimates, infrastructure and traffic planning, privatization studies, and other feasibility studies. Title II Construction Management Services involve construction oversight, inspection, job site evaluations, and construction documentation, among other areas. Other related services include system optimization and commissioning, scheduling, and quality assurance/control. Title III Construction Services are actual construction services. Certain staff members in this business segment hold security clearances enabling Versar to provide services for classified construction efforts. These services also includes the runway repair project at Dover Air Force Base (“DAFB”), the $98.3 million firm fixed price Design/Bid/Build task order awarded to the Company on August 13, 2014. This task order was awarded under Versar’s S/R&M Acquisition Task Order Contract (SATOC) IDIQ with the Air Force Civil Engineer Center (AFCEC), held with our joint venture partner, Johnson Controls Federal Systems. The SATOC IDIQ primarily services AFCEC customers, providing a fast track, efficient method for execution of all types of facility repairs, renovations and construction. Versar will be the general contractor managing all work with our key subcontractors. This contract will be completed at the end of calendar year 2016.

We hope the above information adequately addresses your concerns. If you need any additional information or clarifications, please contact me directly at (703) 642-6907 or via email:

Sincerely,

/s/ Cynthia A. Downes

Cynthia A. Downes

Executive Vice President, Chief Financial

   Officer and Treasurer

Versar, Inc.

6850 Versar Center Springfield, VA 22151 P: 703.750.3000 www.versar.com